ROBIN S. YONIS
Vice President
Investment Counsel
Office: (949) 219-6767
Fax: (949) 219-6952
Email: Robin.Yonis@PacificLife.com
April 14, 2006
VIA EDGAR
Mr. Michael Kosoff
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-0102

Re:	Pacific Select Fund File Nos. 033-13954 and 811-05141
Dear Mr. Kosoff:
     This letter is in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on March 13, 2006 concerning post-effective amendment No. 64 to Pacific Select Fund’s (the “Fund”) registration statement on Form N-1A (the “Prospectus”), which was filed on January 24, 2006 with the SEC, in reliance on Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are your comments followed by the Fund’s responses.
1.	COMMENT: In the Risks section for the International Value Portfolio on page 13 of the Prospectus, please include “value” as a risk to the Portfolio since the market may not recognize the value identified by the portfolio manager.

RESPONSE: We believe the staff’s comment relates to market risk, which is covered in the Risks and Risk Definitions’ section of the Prospectus among the risks applicable to all portfolios. In the first section, ‘Portfolio managers’ investment techniques and strategies are discretionary,’ the Prospectus states that while each portfolio tries to meet its investment goal, “There’s the possibility that the investment decisions managers make will not accomplish what they were designed to achieve, or that a portfolio will not achieve its investment goal.”

The following phrase was added after the comma to the above referenced sentence to fully address the staff’s comment: “that securities purchased by the manager will not appreciate in value as the manager expects,”

2.	COMMENT: In the ‘Risks’ section for the International Small-Cap Portfolio on page 15 of the Prospectus, please include “derivatives” as a risk to the Portfolio since derivatives are mentioned as a principle investment strategy.

RESPONSE: The Prospectus has been updated to include derivatives as a risk to the Portfolio.

3.	COMMENT: In the ‘Risks’ section for the Diversified Bond Portfolio on page 27 of the Prospectus, please include “high-yield bonds” as a risk to the Portfolio.

RESPONSE: It is the credit risk of high-yield/high-risk bonds that poses risk to the Portfolio. Accordingly, we have listed credit risk among the risks of this Portfolio. In the ‘Risks and Risk Definitions’ section of the Prospectus, credit risk defines in detail the risk of investing in fixed income securities, including high-yield/high-risk bonds, with low or no credit ratings.

4.	COMMENT: In the ‘About the Comparable Account Presentations’ section on page 90 of the Prospectus, please clarify why mutual fund sales loads are not included in the composites.

RESPONSE: The Prospectus has been amended to reflect the fact that since the Fund does not charge a sales load, the composites do not reflect the deduction of a sales load.
If you have any questions or further comments regarding this matter please contact me.
Sincerely,
/s/ROBIN S. YONIS
Robin S. Yonis
Investment Counsel